SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

370589





All relevant boxes should be completed in block capital letters.

1. Name of company C & C Group plc	**2.** Name of shareholder having a major interest FMR Corporation Fidelity International Limited Edward C Johnson
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 FMR Corporation Fidelity International Limited Edward C Johnson	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached list

5. Number of shares/amount of stock acquired **N/A**	**6.** Percentage of issued class **N/A**	**7.** Number of shares/amount of stock disposed **3,458,867**	**8.** Percentage of issued class **1.07%**

9. Class of security Ordinary shares of E0.01 each	**10.** Date of transaction N/A	**11.** Date company informed 11 May 2005

12. Total holding following this notification **44,419,506**	**13.** Total percentage holding of issued class following this notification 12.90%

14. Any additional information N/A	**15.** Name of contact and telephone number for queries James Duggan Assistant Group Company Secretary + 353 1 616 1335
16. Name and signature of authorised company official responsible for making this notification Noreen O'Kelly Group Secretary Date of notification 11 May 2005	

FMR Corporation
Fidelity International Limited
Shareholding in C&C Group plc

Shares held	Management Company	Nominee / Registered Name
2,140,700	FII	JP MORGAN, BOURNEMOUTH Total
153,896	FIL	BROWN BROS HARRIMN LTD LUX Total
83,100	FIL	JP MORGAN, BOURNEMOUTH Total
21,882,135	FISL	JP MORGAN, BOURNEMOUTH Total
3,788,900	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
3,205,200	FMRCO	JP MORGAN CHASE BANK Total
3,019,972	FMRCO	STATE STREET BANK AND TR CO Total
365,386	FMTC	STATE STREET BANK AND TR CO Total
101,200	FPM	BANK OF NEW YORK BRUSSELS Total
428,700	FPM	HSBC BANK PLC Total
3,541,017	FPM	JP MORGAN, BOURNEMOUTH Total
932,000	FPM	NORTHERN TRUST LONDON Total
1,777,300	FPM	STATE STR BK AND TR CO LNDN (S Total
41,419,506		**Grand Total Ordinary Shares**